UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(e)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND

(Name of Subject Company (Issuer))

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Emilie D. Wrapp

AllianceBernstein LP

1345 Avenue of the Americas

New York, NY 10105

Tel. 1-800-221-5672

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

November 16, 2013

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$44,726,894.59 (a)	$5,760.82 (b)

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,760.82	Filing Party: AllianceBernstein Multi-Manager Alternative Fund
Form or Registration No.: Schedule TO, Registration No. 005-87063	Date Filed: February 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEM 1. SUMMARY TERM SHEET.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 14, 2014 by AllianceBernstein Multi-Manager Alternative Fund (the “Company”) in connection with an offer by the Company to purchase up to 5% of its outstanding Shares from the shareholders of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York time, on March 21, 2014.
2.	1,154,388.124 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.
3.	The Valuation Date for the Shares tendered was June 30, 2014.
4.	Payment of the repurchase price was made in the form of a promissory note issued to each shareholder whose tendered Shares were accepted for repurchase by the Company. On or about August 12, 2014, the Company paid such shareholders $12,699,423.76 collectively, representing the cumulative amount payable under the promissory notes minus the total amount retained pursuant to the Company’s 5% “hold-back” applicable when 95% or more of a shareholder’s shares in the Company are being repurchased.

Additional payments under the promissory notes in the aggregate amount of $668,390.72, representing the amounts retained under the hold-back, will be made promptly after completion of the Company’s audit, which is expected to be completed in late May, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND

By:	/s/ Eric C. Freed
Name:	Eric C. Freed
Title:	Assistant Secretary

September 11, 2014